CIBT EDUCATION GROUP INC.

INFORMATION CIRCULAR

This information is given as of November 3, 2009, unless otherwise stated

This information circular is furnished in connection with the solicitation of proxies by the management of CIBT Education Group Inc. (the “Company”) for use at the annual general meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by management as set forth in this information circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company.  A shareholder has the right to appoint a person other than the persons named in the enclosed instrument of proxy to attend and act for him on his behalf at the Meeting.  To exercise this right, a registered shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.  The completed instrument of proxy should be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The instrument of proxy must be dated and be signed by the registered shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a registered shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this information circular.  The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.  The enclosed instrument of proxy does not confer authority to vote for the election of any person as a director of the Company other than for those persons named in this information circular.  At the time of printing of this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

NON-REGISTERED HOLDERS

The record date for determination of the holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting is November 3, 2009 (the “Record Date”).  Only shareholders whose names have been entered in the register of common shareholders at the close of business on the Record Date (“Registered Shareholders”) will be entitled to receive notice of, and to vote at, the Meeting.

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares.  More particularly, a person is not a Registered Shareholder in respect of common shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency of which the Intermediary is a participant.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBO’s”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBO’s”.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBO’s, and indirectly through Intermediaries to the OBO’s.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”) instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder.  VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.  Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

All references to shareholders in this information circular, the accompanying form of proxy and the notice of meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value. At the close of business on November 3, 2009, 67,109,297 common shares without par value of the Company were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every Shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each common share of which he is the holder.

Only common shareholders of record on the close of business on November 3, 2009 who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:

Name and Place of Residence of Shareholder	Number of Common Shares	Percentage of Issued and Outstanding Common Shares
Shane Corporation S.à.r.l. Luxembourg	10,794,558	16.09%

The information for the above table was provided by management of the Company and by the Company’s registrar and transfer agent as of November 3, 2009.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this information circular, to the knowledge of management of the Company, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the Company’s stock option plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)
any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a  combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Except as described in this section, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has or has had any material interest, direct or indirect, in any transaction undertaken by the Company during its last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

During the financial year ended August 31, 2009, the Company and its subsidiaries incurred an aggregate of $1,571,380 for management and consulting fees, and salaries to certain officers, management and certain directors and/or their private companies employed by the Company and its subsidiaries.  Included in this amount is the aggregate cash sum of $480,000 paid to Toby Chu of Richmond, British Columbia, a director and executive officer of the Company, and the aggregate cash sum of $657,000 paid to Dean Duperron of Vancouver, British Columbia, an executive officer of a subsidiary of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A.  Compensation Discussion and Analysis

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a chief executive officer (“CEO”);

(b)	a chief financial officer (“CFO”);

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

Compensation paid to Named Executive Officers is determined solely based on discussion by the Company’s board of directors (the “Board”).  The Board follows a compensation philosophy that aligns the NEOs’ interests with those of the Company’s shareholders and seek to provide incentives designed to ensure that the Company attracts, retains and motivates key talents in this highly specialized and technical public junior resource industry.

The Board believes that a total compensation package including consulting fee, bonus and equity-based incentives is appropriate in achieving its objectives.  The Company does not have any predetermined performance goals for its NEOs, but expects each NEO to serve the Company and its shareholders to the best of his/her abilities, putting shareholder interests and value first in all their decision making.

Each of the NEOs who serves the Company in both full time and part time capacity is compensated primarily by a consulting fee that is negotiated between the Board and the NEO.  The rationale of providing a consulting fee is to reward the NEO’s time spent on the Company and its development, and provide a reasonable incentive for the NEO to focus his/her attention on the Company.  The remuneration paid to NEOs is the largest component in the total compensation package.

Bonuses are awarded to NEOs whose performance exceeds the Board’s expectations.  The grant of bonuses is determined on an annual basis solely by the Board.  The bonus component in the total compensation package seeks to provide NEOs the motivation to exceed expectations placed on them to further enhance shareholder value.

Stock options are granted to NEOs when the Board wishes to align the NEOs’ interests with those of the shareholders.  The number of stock options granted to each NEO is determined solely by the Board and will be based on the NEO’s performance, his/her consulting fee, if any, and the Company’s share price at the time these stock options are granted.  The Board believes that providing NEOs a vested equity interest in the Company helps align the interests of the NEOs with those of the shareholders.  The granting of stock options will comply with applicable securities rules and regulations.

The Board has a compensation committee, the members of which are Tony David, David Hsu (chair), G. David Richardson and David Warnock.  All of the compensation committee members are independent directors except for David Hsu who, although he is a non-executive chairman of the Company, is considered, pursuant to the provisions of National Instrument 58-101 Disclosure of Corporate Governance Practices, to not be independent because of his position as chairman.  The compensation committee has the responsibility of determining the compensation of the Company’s chief executive officer and other executive officers and does so with reference to industry standards and the Company’s financial situation. The compensation committee also reviews and makes recommendations to the Board regarding the Company’s grant of stock options. The compensation committee has adopted a charter which sets out its duties and responsibilities.

B.  Performance Graph

The Company’s common shares trade on the TSX Venture Exchange (the “TSXV”) under the symbol “MBA”. Assuming an initial investment of $100, the following graph illustrates the cumulative total shareholder return on the Company’s common shares relative to the cumulative total return on the S&P/TSX index over the five most recently completed financial years.  There is no assumption for the reinvestment of dividends as none were declared.

Total Return Index Value
Cumulative Value of $100 Investment Assuming Reinvestment of Dividends (No Dividends Were Declared)

	31/08/2005	31/08/2006	31/08/2007	29/08/2008	31/08/2009

CIBT Education Group Inc.	$100.00	$140.98	$270.49	$250.82	$96.72
S&P/TSX Composite Index	$100.00	$113.17	$128.04	$129.08	$101.87

C.  Option-based Awards

Stock options are granted to the Company’s executives taking into account several factors including the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSXV and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company, including option-based awards.

D.  Summary Compensation Table

The Company had three Named Executive Officers during the financial year ended August 31, 2009; they are Toby Chu, Dean Duperron and Tim Leong.  The following table contains a summary of the compensation paid to the Named Executive Officers during the financial year ended August 31, 2009:

Name and Principal Position	Year Ended Aug. 31	Salary	Share based awards1	Option-based awards1	Non-equity incentive plan compensation		Pension value	All other compensa-tion	Total compensa-tion
					Annual incentive plans	Long-term incentive plans
Toby Chu2 President, CEO and Vice-Chairman	2009	$180,000	N/A	$25,000	$300,000	N/A	N/A	N/A	$505,000
Tim Leong2 CFO	2009	$96,000	N/A	N/A	N/A	N/A	N/A	N/A	$96,000
Dean Duperron President of Sprott-Shaw Degree College Corp.3, 4	2009	$400,000	N/A	N/A	$257,000	N/A	N/A	N/A	$657,000

1.	The fair value of these options on the grant date has been calculated in accordance with Section 3870 of the CICA Handbook (accounting fair value) using the Black-Scholes model.
2.	See “Statement of Executive Compensation – Termination and Change of Control Benefits” for details regarding compensation arrangements with Mr. Chu and Mr. Leong.
3.	Sprott-Shaw Degree College Corp. is a subsidiary of the Company.
4.	Mr. Duperron was paid by Sprott-Shaw Degree College Corp.

 E.  Incentive Plan Awards

On December 12, 2008, the Company’s shareholders approved a “rolling” stock option plan (the “Current Plan”) whereby a maximum of 10% of the issued common shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.

The purpose of the Current Plan is to attract, retain and motivate management, directors, employees and other service providers by providing them with an opportunity, through share options, to acquire an interest in the Company and benefit from its growth.

The Current Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSXV. The Current Plan also provides that no option may be granted to any person except upon the recommendation of the directors of the Company, and other directors, officers, employees and consultants of the Company or any of its subsidiaries or affiliates may receive options. Options granted under the Current Plan may not be exercisable for a period longer than ten years and the exercise price must be paid in full upon exercise of the option.

No single participant in the Current Plan may be granted options to purchase common shares equalling more than 5% of the issued common shares of the Company in any one 12-month period unless the Company has obtained disinterested shareholder approval (such approval has not been sought). Options shall not be granted if the exercise price thereof would result in the issuance of more than 2% of the issued common shares of the Company in any 12-month period to any one period to any one consultant of the Company or its subsidiaries or affiliates and options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Company in any 12-month period to persons employed to provide investor relations activities. Subject to obtaining any required approval from the TSXV, the directors of the Company shall determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist. Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12-months with no more than one quarter of the options vesting in any 3-month period.

Reference should be made to the full text of the Current Plan which will be made available at the registered office of the Company, 625 Howe Street, Suite 700, Vancouver, British Columbia, until the business day immediately preceding the date of the Meeting.

Outstanding Share-Based Awards and Option-Based Awards

The following table discloses the particulars of all awards granted to the NEOs which were outstanding as at August 31, 2009:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options1	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Toby Chu President, CEO and Vice-Chairman	100,000 200,000 90,000 100,000 200,000	$0.50 $0.58 $2.00 $0.51 $1.53	12/15/09 02/19/11 03/19/11 01/21/12 06/21/12	$9,000 $2,000 N/A $8,000 N/A	N/A	N/A
Tim Leong CFO	25,000 150,000 20,000 50,000	$0.50 $0.58 $2.00 $1.53	12/15/09 02/19/11 03/19/11 06/21/12	$2,250 $1,500 N/A N/A	N/A	N/A
Dean Duperron President of Sprott-Shaw Degree College Corp. 2	50,000	$2.00	03/19/11	N/A	N/A	N/A

1.
The value of unexercised “in-the-money options” means the excess of the market value of the Company’s common shares on August 31, 2009 over the exercise price of the options.  The last closing price of the Company’s common shares on the TSXV during the period ended August 31, 2009 was $0.59.

2.	Sprott-Shaw Degree College Corp. is a subsidiary of the Company.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table summarizes the value of each equity incentive plan award vested or earned by each NEO during the financial year ended August 31, 2009:

Name	Option-based awards – Value vested during the year1	Share-based awards – Value vested during the year2	Non-equity incentive plan compensation – Value earned during the year
Toby Chu President, CEO and Vice-Chairman	Nil	N/A	N/A
Tim Leong CFO	Nil	N/A	N/A
Dean Duperron President of Sprott-Shaw Degree College Corp. 3	Nil	N/A	N/A

1.
Value vested is calculated as the dollar value that would have been realized had the option been exercised on the date it was vested less the related exercise price multiplied by the number of vesting shares.

2.	This amount is the dollar value realized calculated by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.
3.	Sprott-Shaw Degree College Corp. is a subsidiary of the Company.

F.  Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits to any NEO at, following or in connection with their retirement, nor does the Company have any defined contribution plans relating to any NEO.

G.  Termination and Change of Control Benefits

Toby Chu

The services of Toby Chu, the Company’s president, chief executive officer and vice-chairman, are provided pursuant to an agreement which may be terminated by Mr. Chu upon 90 days notice.  The agreement may be terminated by the Company upon six months notice or the immediate payment, in full, to Mr. Chu of all amounts due or accruing due to Mr. Chu plus a severance payment calculated by multiplying his monthly salary by the number of years (including proportionate part of the year of termination) since the commencement of his employment with the Company. The agreement includes a provision for termination by the Company without prior notice upon the occurrence of certain events. During the most recently completed financial year, Mr. Chu was paid approximately $15,000 per month pursuant to his employment agreement.

H.  Director Compensation

Director Compensation Table

The following table summarizes the compensation paid, payable, awarded or granted to each of the directors who was not a NEO during the financial year ended August 31, 2009:

Director Name 1	Fees Earned	Share-Based Awards	Option-Based Awards3	Non-Equity Incentive Plan Compensa-tion	Pension Value	All Other Compensa-tion	Total
Jack Brozman	$11,779	N/A	$2,500	N/A	N/A	N/A	$14,279
Tony David	$5,890	N/A	$2,500	N/A	N/A	N/A	$8,390
David Hsu	$5,890	N/A	$2,500	N/A	N/A	N/A	$8,390
Alfred Ng2	Nil	N/A	Nil	N/A	N/A	N/A	Nil
Troy Rice	$5,890	N/A	$2,500	N/A	N/A	N/A	$8,390
G. David Richardson	$5,890	N/A	$2,500	N/A	N/A	N/A	$8,390
Prithep Sosothikul2	Nil	N/A	Nil	N/A	N/A	N/A	Nil
David Warnock	$5,890	N/A	$2,500	N/A	N/A	N/A	$8,390
Shane Weir	$5,890	N/A	$12,500	N/A	N/A	N/A	$18,390

1.	See “Summary Compensation Table” above for relevant disclosure regarding directors who are also Named Executive Officers who received compensation for their services as directors.
2.	Mr. Ng and Mr. Sosothikul ceased to be directors of the Company on December 12, 2008.
3.	The fair value of these options on the grant date has been calculated in accordance with Section 3870 of the CICA Handbook (accounting fair value) using the Black-Scholes model.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders. See “Incentive Plan Awards” above.

Outstanding Share-Based Awards and Option-Based Awards

The following table discloses the particulars of all awards granted to each director who was not a NEO during the financial year ended August 31, 2009:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options1	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Jack Brozman	50,000 10,000	$2.00 $0.51	03/19/11 01/21/12	N/A $800	N/A	N/A
Tony David	25,000 25,000 10,000 10,000 20,000	$0.50 $0.58 $2.00 $0.51 $1.53	12/15/09 02/19/11 03/19/11 01/21/12 06/21/12	$2,250 $250 N/A $800 N/A	N/A	N/A
David Hsu	100,000 10,000 10,000 100,000	$0.58 $2.00 $0.51 $1.53	02/19/11 03/19/11 01/21/12 06/21/12	$1,000 N/A $800 N/A	N/A	N/A
Alfred Ng2	50,000 25,000 10,000 20,000	$0.50 $0.58 $2.00 $1.53	12/15/09 02/19/11 03/19/11 06/21/12	$4,500 $250 Nil Nil	N/A	N/A
Troy Rice	100,000 10,000 10,000 100,000	$0.58 $2.00 $0.51 $1.53	02/19/11 03/19/11 01/21/12 06/21/12	$1,000 N/A $800 N/A	N/A	N/A
G. David Richardson	50,000 50,000 10,000 10,000 100,000	$0.50 $0.58 $2.00 $0.51 $1.53	12/15/09 02/19/11 03/19/11 01/21/12 06/21/12	$4,500 $500 N/A $800 N/A	N/A	N/A
Prithep Sosothikul2	25,000 10,000 10,000 10,000	$0.50 $0.58 $2.00 $1.53	12/15/09 02/19/11 03/19/11 06/21/12	$2,250 $100 Nil Nil	N/A	N/A
David Warnock	50,000 10,000	$2.00 $0.51	03/19/11 01/21/12	N/A $800	N/A	N/A
Shane Weir	50,000	$0.51	01/21/12	$4,000	N/A	N/A

1.
The value of unexercised “in-the-money options” means the excess of the market value of the Company’s common shares on August 31, 2009 over the exercise price of the options.  The last closing price of the Company’s common shares on the TSXV during the period ended August 31, 2009 was $0.59.

2.	Mr. Ng and Mr. Sosothikul ceased to be directors of the Company on December 12, 2008.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table summarizes the value of each incentive plan award vested or earned by each director who was not a NEO during the financial year ended August 31, 2009:

Name	Option-based awards – Value vested during the year1	Share-based awards – Value vested during the year2	Non-equity incentive plan compensation – Value earned during the year
Jack Brozman	Nil	N/A	N/A
Tony David	Nil	N/A	N/A
David Hsu	Nil	N/A	N/A
Alfred Ng3	Nil	N/A	N/A
Troy Rice	Nil	N/A	N/A
G. David Richardson	Nil	N/A	N/A
Prithep Sosothikul3	Nil	N/A	N/A
David Warnock	Nil	N/A	N/A
Shane Weir	Nil	N/A	N/A

1.
Value vested is calculated as the dollar value that would have been realized had the option been exercised on the date it was vested less the related exercise price multiplied by the number of vesting shares.

2.	This amount is the dollar value realized by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.
3.	Mr. Ng and Mr. Sosothikul ceased to be directors of the Company on December 12, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The information provided in the following table is as at August 31, 2009:

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,250,000	$1.17	2,160,9291
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	4,250,000	$1.17	2,160,9291

1.
This figure is based on the total number of shares authorized for issuance under the Company’s stock option plan, less the number of stock options issued under such plan which were outstanding as at the Company’s financial year ended August 31, 2009.  As at August 31, 2009, the Company was authorized to issue options for the purchase of a total of 6,410,929 common shares.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company.  National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”) establishes corporate governance guidelines which apply to all public companies.  These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices.  The Board is committed to sound corporate governance practices and feels that the Company’s corporate governance practices are appropriate and effective for the Company given its current size.

The Company’s corporate governance practices are summarized below:

A.  Board of Directors

The Board is currently composed of Jack Brozman, Toby Chu, Tony David, David Hsu, Troy Rice, G. David Richardson, David Warnock and Shane Weir. All of the proposed nominees for election as directors are currently directors of the Company.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, NI 58-101 suggests that a board of directors should include a number of directors who do not have interests in either the company or the significant shareholder.  Of the proposed director nominees, Jack Brozman, Tony David, G. David Richardson, David Warnock and Shane Weir are considered by the Board to be “independent” within the meaning of NI 58-101. Toby Chu is an executive officer of the Company, and David Hsu, in his position as chairman of the Company, is considered to be an executive officer under NI 58-101, and accordingly, they are considered to be “non-independent”. Troy Rice has served as an executive officer of the Company’s subsidiary, CIBT School of Business & Technology Corp., within the last three financial years, an accordingly, he is also considered to be “non-independent”.

The Board meets for a formal board meeting approximately four times per year to review and discuss the Company’s business activities, and to consider and if thought fit, to approve matters presented to the Board for approval, and to provide guidance to management. Meetings are also conducted on an as needed basis. In addition, management informally provides updates to the Board at least once per quarter between formal meetings.  In general, management consults with the Board when deemed appropriate to keep it informed regarding the Company’s affairs.  All of directors attend each of the four Board meetings held during the financial year ended August 31, 2009 in person, via teleconference or video conference.

The Board facilitates the exercise of independent supervision over management through these various meetings and through committees of the Board.  At present, the Board has an audit committee, a compensation committee, an executive committee and a corporate governance committee.  When necessary, the Board will strike a special committee of independent directors to deal with matters requiring independence.  The composition of the Board is such that the independent directors have significant experience in business affairs and, as a result, these directors are able to provide significant and valuable independent supervision over management.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his fiduciary obligations as a director of the Company, disclose the nature and extent of his interest to the meeting and abstain from voting on or against the approval of such participation.

Directorships

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
G. David Richardson	Kodiak Exploration Ltd.
David Warnock	Camden Learning Corp. New Horizons Worldwide Inc. Nobel Learning Communities Inc. Questar Assessment Inc.
Shane Weir	Asia Pacific Investment Advisors Limited e-Kong Group Limited

B.  Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its audit committee(s).  In fulfilling its mandate, the types of matters for which the Board is ultimately responsible are: reviewing and approving the Company’s overall business strategies and its annual business plan, the annual corporate budget and forecast, and significant capital investments outside the approved budget; succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving continuous disclosure documents; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

C.  Position Descriptions

The Board has adopted a charter for each of its audit, corporate governance and compensation committees (the “Charters”). The Charters set out the responsibilities of the chair of each committee. The Board has not developed written position descriptions for the Named Executive Officers.

D.  Orientation and Continuing Education

At present, the Company does not provide a formal orientation and education program for new directors.  Prior to joining the Board, potential board members are encouraged to meet with management and inform themselves regarding management and the Company’s affairs.  After joining the Board, management and the Board chair provide orientation both at the outset and on an ongoing basis.  The Company currently has no specific policy regarding continuing education for directors, and requests for education are encouraged, and dealt with on an ad hoc basis.

E.  Ethical Business Conduct

The Board has adopted a Code of Ethical Conduct (the “Code”) which sets out guidelines and expectations regarding conduct on the part of directors, officers, and employees of the Company. The Code is available on SEDAR.

The Company has an Insider Trading Policy (the “Policy”) which sets out guidelines and expectations regarding the conduct on the part of directors, officers, employees, consultants and contractors of the Company, which provides additional measures regarding the acquisition or disposal of any securities of the Company. The Policy is available on SEDAR.

The Board requires conflicts of interest to be disclosed to the Company’s corporate governance committee. In the event that conflicts of interest arise, a director who has such a conflict is required to disclose the conflict to the chairman of the Board and the chairman of the corporate governance committee. If the conflict cannot be avoided or resolved, the director must disclose the conflict to all the directors of the Company and abstain from voting in connection with the subject of the conflict. In addition, in considering transactions and agreements in respect of which a director has a material interest, the Board will require that the interested person absent themselves from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment.

The Company’s audit committee has also established a “whistleblower” policy to encourage employees to raise concerns about business conduct.

F.  Nomination of Directors

The Board does not have a nominating committee. Once a decision has been made to add or replace a director, the task of identifying new candidates will fall on the Board and management. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members. If a candidate appears promising, the Board and management will conduct due diligence on the candidate and interview the candidate and if the results are satisfactory, the candidate is invited to join the Board. Nominations require the approval of the Board, and non-independent directors may be asked to excuse themselves from the portion of the meeting of the Board at which nominations are being determined. The Board monitors but does not formally assess the performance of the Board, individual members of the Board or committee(s) of the Board. However, the Board is still small enough that informal feedback from individual directors is able to occur.

G.  Compensation

The quantity and quality of Board compensation and the compensation of the Company’s executive officers is reviewed on an annual basis by the Company’s compensation committee. Please see “Statement of Executive Compensation – Compensation Discussion and Analysis” for more details.

H.  Other Board Committees

In addition to the audit committee and the compensation committee, the Board also has a corporate governance committee and an executive committee.

The corporate governance committee assists the Board in fulfilling its oversight responsibilities relating to the governance of the Company and its relationship with senior management. The members of the corporate governance committee are Toby Chu, Troy Rice, G. David Richardson (chair) and Shane Weir. The committee’s role includes developing and monitoring the effectiveness of the Company’s system of corporate governance and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the Board and its committees. The committee is responsible for recommending to the Board a set of corporate governance principles and reviewing these principles.

The executive committee was formed in order to provide for expeditious decision making by the Board. The members of the executive committee are Toby Chu (chair), David Hsu, G. David Richardson and David Warnock. This committee has the same authority as the Board, except the ability to appoint new directors.

I.  Assessments

At present, the Board does not have a formal process for assessing the effectiveness of the Board and its committees and whether individual directors are performing effectively.  These matters are dealt with on a case by case basis at the board of director’s level.  The Board is of the view that the Company’s shareholders are the most important assessors of board performance and that they provide the most effective, objective assessment of the board's performance.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia), the Company is required to have an audit committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company or an affiliate of the Company. The Company must, pursuant to NI 52-110, have a written charter which sets out the duties and responsibilities of its audit committee. The Company’s audit committee charter is substantially reproduced below.

A.  Audit Committee Charter

Purpose

The primary purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process. This includes oversight and review of the following:

●	financial reporting and the accounting system,
●	the Company's systems of internal accounting and financial controls, and
●	the annual independent audit of the Company's financial statements.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose.  The Board and the Committee are in place to represent the Company's shareholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

The Committee shall review the adequacy of this Charter on an annual basis.

Membership

The Committee shall be comprised of not less than three “independent” members of the Board and the Committee's composition will meet the requirements of the Audit Committee Policy of the NASDAQ. Accordingly, all of the members will be directors who meet the independence requirements specified by the SEC and the NASDAQ. All members must also be financially literate or become financially literate within a reasonable period of time appointment to the Committee. In addition, at least one member of the Committee will have accounting or related financial management expertise.

The Committee may seek guidance from the Company’s legal counsel to determine the independence of a particular director on an as needed basis.

Each Committee member will be appointed by the Board for a one year term and may serve any number of consecutive terms.

At the beginning of each fiscal year, the Committee members shall select a Chairperson.

Meetings

The Committee is required to meet at least once per fiscal quarter to review interim and annual financial statements before filings are made with the appropriate regulatory body.

The Committee chairperson shall, in consultation with management and the auditors, establish the agenda for each meeting and ensure agenda materials are circulated to members in advance of each meeting such that sufficient time is provided for members to review the materials.

The audit committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose and shall distribute such minutes to the Board.

A majority of the members of the audit committee shall constitute a quorum thereof. Questions arising shall be determined by a majority of votes of the members of the audit committee present, and in the case of an equality of votes, the chairperson shall not have a second or casting vote.

Authority

The audit committee shall have the power, authority and discretion delegated to it by the Board which shall not include the power to change the membership of or fill vacancies in the audit committee.

The audit committee shall conform to the regulations which may from time to time be imposed upon it by the Board. The Board shall have the power at any time to revoke or override the authority given to or acts done by the audit committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the audit committee or fill vacancies in it as it shall see fit.

Resolutions

A resolution approved in writing by all of the members of the audit committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the audit committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

General Responsibilities

The Committee's job is one of oversight and members of the Committee recognize that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function.  These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

●
Review the annual financial statements and related matters and recommend their approval to the Board, after discussing matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company’s filing of the Form 10-K.

●	Review the annual information form, if applicable.

●
Review the interim financial statements, as a group or through the Committee chair, with the outside auditors and discuss matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company's filing of the Form 10-Q.

●	Oversee all aspects of the external audit, including the following:

●	audit results, selection of an independent public accounting firm,
●	terms of engagement of each audit, including review of the interim financial statements and the audit of the annual financial statements,
●	the reasonableness of estimated audit fees,
●	the scope of the audit, including materiality, locations to be visited, audit reports to be prepared, areas of audit risk, timetable, deadlines and coordination with any internal audits taking place,
●	the post-audit management letter together with management’s response,
●	the form of the audit report,
●	any other related audit engagements (e.g. audit of the company pension plan),
●	non-audit services performed by an auditor,
●	provision by the auditors of a formal written statement outlining all relationships between the auditor and the Company on an annual basis,
●	assessing the auditor’s performance, as well as the impact non-audit services performed by the auditors’ accounting firm on the auditors’ independence,
●	recommending the auditor for appointment by the Board, and
●	meeting with the auditors to discuss pertinent matters, including the quality of accounting personnel.

●
Discuss with management and the outside auditors the quality and adequacy of the Company's accounting systems, the reliability of the accounting systems, the effectiveness of the internal controls and any changes needed to improve such reliability and effectiveness.

●	Review any internal control weaknesses identified by the auditors, together with management’s responses.

●
Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (except for disclosure required to be reviewed by the audit committee), and periodically assess the adequacy of those procedures.

●	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

●	Review and oversee any and all transactions between the Company and a related party of the Company.

●	Oversee the hiring process to fill key financial positions within the Company, including chief financial officer and the controller.

●	Oversee succession planning and human resource development within the Company’s accounting and finance groups.

●	Report to the Board following each meeting on the major discussions and decisions made by the audit committee and propose recommendations to the board.

●	The Committee shall:

●	Have the power to conduct or authorize investigations into matters within the Committee’s scope of responsibilities.
●	Have unrestricted access to members of management and all information relevant to its responsibilities.
●	Be empowered to retain independent counsel, external accountants, or others to assist it in the conduct of its duties, as the Committee deems necessary.
●
The Company must provide appropriate funding, as determined by the Committee, to compensate the external accountants engaged for the purpose of rendering an audit report or performing other audit, review or attest services, to compensate any advisers employed by the Committee, and to pay ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

●	Request members of management, counsel, internal audit, and external accountants, to participate in Committee meetings, as necessary, to carry out the Committee responsibilities.
●
Periodically and at least annually, the Committee shall meet in private session with only the Committee members. The Committee shall also meet in executive session separately with the external accountants, at least annually. However, either the external accountants or counsel, may, at any time, request a meeting with the Audit Committee or the Committee chairperson, with or without management attendance.

Other Functions — The Committee shall perform such other functions assigned by law, Nasdaq, the Company’s certificate of incorporation or bylaws, or the Board.

External Reports — The Committee shall provide for inclusion in the Company’s proxy statement or other SEC filings, any report from the Audit Committee required by applicable laws and regulations and stating among other things whether the Audit Committee has:

●	Reviewed and discussed the audited financial statements with management
●	Discussed with the external accountants the matters required to be discussed by SAS 61 relating to the conduct of the audit.
●
Received disclosures from the external accountants regarding the accountants’ independence as required by Independence Standards Board Standard No. l and discussed with the accountants their independence.

Pre-Approval Policies and Procedures

The Committee has not adopted specific policies and procedures for the engagement of non-audit services.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (“De Minimis Non-audit Services”), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

B.  Composition of the Audit Committee

The following are the members of the audit committee:

David Hsu	Not Independent1	Financially literate1
Jack Brozman	Independent1	Financially literate1
Shane Weir	Independent1	Financially literate1

1.	As defined in NI 52-110. David Hsu is the Company’s chairman and is considered under NI 52-110 to be non-independent.

C.  Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each audit committee member that is relevant to the performance of his/her responsibilities as a committee member is as follows:

Jack Brozman received a Bachelor of Science degree in Business from Washington University in St. Louis, Missouri in 1972, and an MBA in 1974. He possesses over 35 years of business experience and has served in the leadership role of president and/or chief executive officer for 25 of those years.  Mr. Brozman was chief executive officer, chairman of the board of directors and president of Concorde Career Colleges, Inc. from 1991 until 2007. He is the chairman of the board of directors of First State Bank of Kansas City, a position he has held since 1994. In 1991, he was named the chairman of the board of directors of La Petite Academy, an American company providing services in child care and pre-school education. Mr. Brozman had been appointed the president, chief executive officer and treasurer of La Petite Academy in 1988.

David Hsu obtained his Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987. Dr. Hsu is a founder, director and president of MedicineNet, Inc., an internet business that provides medical information online.

Shane Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries in Hong Kong.  He received his LL.B from the University of Saskatchewan in 1977 and practices in areas of Business Law, Banking Law, Commercial Law, Finance, Immigration, Intellectual Property, Securities, Taxation, Telecoms, Trademarks, Entertainment Law, and Trusts and Estates. Mr. Weir is an independent non-executive director of the audit committee of e-Kong Group Limited, a listed company in Hong Kong.

D.  Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board.

E.  Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

F.  Reliance of the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exception Circumstances) of NI 52-110.

G.  Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

H.  Pre-Approval Policies and Procedures

The Audit Committee is required to approve the engagement of the Company’s external auditors in respect of non-audit services.

I.  External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditors in each of the last two financial years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees2	Tax Fees3	All Other Fees4
20091	$482,545	$307,253	$31,798	$202,346
2008	$350,000	$43,600	$70,000	Nil

1.	These figures are estimated because the audit for the year ended August 31, 2009 was not completed as at the date of this information circular.
2.	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
3.	Fees charged for tax compliance, tax advice and tax planning services.
4.	Fees for services other than disclosed in any other column.

PARTICULARS OF MATTERS TO BE ACTED UPON

The following are the matters to be acted upon at the Meeting:

A.  Presentation of the Financial Statements

The audited financial statements of the Company for the financial year ended August 31, 2009 and the report of the auditor thereon will be placed before the Meeting. The audited financial statements and the report of the auditor thereon were mailed Registered Shareholders who requested the same. Copies will be available at the Meeting and are also available on SEDAR, which can be accessed at www.sedar.com.

B.  Election of Directors

The persons named in the enclosed instrument of proxy intend to vote in favour of fixing the number of directors at eight.

Each director of the Company is elected annually and holds office until the next annual meeting of the shareholders unless that person ceases to be a director before then.  In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS NOMINATED AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at eight for the ensuing year subject to such increases as may be permitted by the articles of the Company. The management nominees for election as directors and certain information concerning them as at the date of this information circular, as furnished by the individual nominees, are as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or Employment (Past Five Years if Not Previously Elected by Shareholders)	Date Appointed	Holdings in Voting Securities of the Issuer
Jack Brozman1 Prairie Village, Kansas, USA Director	Chairman of First State Bank of Kansas City; chairman of Lawrence Bank.	Dec. 19, 2007	100,000 common shares
Toby Chu3,4 Richmond, BC Director, President, CEO and Vice-chairman	President and chief executive officer of the Company and its subsidiaries.	May 11, 1994 (Director, President and CEO) Nov. 14, 2007 (Vice-chair)	2,819,879 common shares
Tony David2 Vancouver, BC Director	Oral maxillofacial surgeon.	July 28, 1998	181,000 common shares
David Hsu1,2,4 Santa Ana, California, USA Director and Chairman	Licensed physician.	Feb. 27, 2006 (Director) Nov. 14, 2007 (Chair)	3,842,873 common shares
Troy Rice3 Scottsdale, Arizona, USA Director	Chief financial officer of ON4 Communications Inc.; chief investment officer of HFC Advisors.	Oct. 28, 2005	430,000 common shares
G. David Richardson2,3,4 Vancouver, BC Director	President of Octaform Systems; director of Kodiak Exploration Ltd.	Aug. 12, 1999	2,947,269 common shares
David Warnock2,4 Baltimore, Maryland, USA Director	Managing member of Camden Partners Holdings, LLC.	Dec. 19, 2007	10,894,558 common shares
Shane Weir1,3 Hong Kong, PRC Director	Senior solicitor of Weir & Associates in Hong Kong and Shanghai; registered investment advisor and director of Asia Pacific Investment Advisors Ltd. in Hong Kong.	Dec. 12, 2008	Nil

1.	Member of the Company's audit committee.
2.	Member of the Company’s compensation committee.
3.	Member of the Company’s corporate governance committee.
4.	Member of the Company’s executive committee.

Cease Trade Orders and Bankruptcy

No director or executive officer of the Company is, or was within 10 years before the date of this information circular, a director, CEO or CFO of any company (including the Company) that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

No director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this information circular, or has been within the 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointee to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, and no shareholder holding sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

C.  Appointment of Auditor

Management proposes the appointment of Deloitte & Touche LLP, Chartered Accountants, of 1055 Dunsmuir Street, Suite 2800, 4 Bentall Centre, P.O. Box 49279, Vancouver, BC, V7X 1P4, as auditor of the Company for the ensuing year and that the directors be authorized to fix the auditor’s remuneration.  On July 27, 2009, the Company’s former auditor, Ernst & Young LLP, Chartered Accountants, first appointed as the Company’s auditor on June 29, 2007, resigned and Deloitte & Touche LLP, Chartered Accountants was appointed as the auditor of the Company (the “Change of Auditor”). The Change of Auditor was not due to any “reportable event”, as defined in National Instrument 51-102 – Continuous Disclosure Obligations. The Change of Auditor reporting package is attached to this information circular as Appendix A.

D.  Adoption of Stock Option Plan

Management proposes to adopt a new “rolling” stock option plan (the “New Plan”), whereby a maximum of 10% of the issued common shares of the Company from time to time may be reserved for issuance pursuant to the exercise of options.

The material terms of the New Plan are as follows:

1.	The term of any options granted under the New Plan will be fixed by the Board at the time such options are granted, provided that options will not be permitted to exceed a term of ten years.

2.
The exercise price of any options granted under the New Plan will be determined by the Board, in its sole discretion, but shall not be less than the closing trading price of the Company’s common shares preceding the grant of such options, less any discount permitted by the regulatory authorities.

3.
Unless otherwise imposed by the Board or committee of the Board, no vesting requirements will apply to options granted under the New Plan. A four month hold period, commencing from the date of grant of an option, will apply to all shares issued under an option only if the exercise price of the stock options is based on less than market price.

4.	All options will be non-assignable and non-transferable.

5.
If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the New Plan.

Reference should be made to the full text of the New Plan which will be made available at the registered office of the Company, 625 Howe Street, Suite 700, Vancouver, British Columbia, until the business day immediately preceding the date of the Meeting.

E.  Incentive Stock Options

TSXV Policy 4.4 provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with TSXV Policy 4.4) to:

(i)	the reservation, for issuance under the stock options granted to insiders, of shares exceeding 10% of the Company’s issued shares;

(ii)	the grant to insiders, within a 12 month period, of stock options exceeding 10% of the issued shares; and

(iii)	if the Company becomes a Tier 1 Issuer, the issuance to any optionee, within a 12 month period, of options entitling the purchase of a number of shares exceeding 5% of the Company’s issued shares.

Accordingly, disinterested shareholders will be asked to pass resolutions authorizing the above.  The passing of resolutions authorizing the above matters does not mean that the Board will necessarily exercise the authority granted.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial period which are filed on SEDAR.

Shareholders wishing to obtain a copy of the Company’s financial statements and management’s discussion and analysis may contact the Company as follows:

CIBT Education Group Inc.
777 West Broadway, Suite 1200
Vancouver, BC, V5Z 4J7
Telephone: 604 871 9909
Fax: 604 871 9917

Management knows of no other matters to come before the Meeting other than those referred to in the notice of meeting. Should any other matters properly come before the Meeting, the shares represented by the instrument of proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy provided that such authority is granted to the proxyholder by the proxy.

The contents and sending of this information circular have been approved by the directors of the Company.

DATED at Vancouver, British Columbia, the 3rd day of November, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/s/Toby Chu
Toby Chu
President, CEO & Director